# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: BJs RESTAURANTS INC, CIK 0001013488
CUSIP: 09180C106
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: 7755 CENTER AVENUE, SUITE 300, HUNTINGTON BEACH, California (CA), 92647
Date of event which requires filing of this statement: 06/24/2026
Filed by CIK 0002014483
Persons authorized to receive notices and communications: Patrick Walsh, 4300 S US-1, Jupiter, Florida (FL), 33477, (612) 632-3000

## Reporting persons
- PW Partners Atlas Fund IV LP (CIK 0002014483): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Atlas Fund IV (as defined below) beneficially owns 0 Common Shares.
  
  All percentage calculations set forth herein are based upon the aggregate of 21,197,187 Common Shares outstanding as of February 25, 2026, as reported in the Issuers Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission.
- PW Partners Atlas Fund LP (CIK 0001562774): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 500; sole dispositive power 0; shared dispositive power 500; aggregate amount beneficially owned 500 (0% of the class)
  Comment: Atlas Fund LP (as defined below) beneficially owns an aggregate of 500 Common Shares, consisting of Common Shares held in record name.
  
  All percentage calculations set forth herein are based upon the aggregate of 21,197,187 Common Shares outstanding as of February 25, 2026, as reported in the Issuer Annual Report on Form 10-K filed with the SEC.
- PW Partners Atlas Funds, LLC (CIK 0001594105): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 500; sole dispositive power 0; shared dispositive power 500; aggregate amount beneficially owned 500 (0% of the class)
  Comment: By virtue of being the general partner of Atlas Fund LP (as defined below), Atlas Fund GP (as defined below) may be deemed to beneficially own the Common Shares owned directly by Atlas Fund LP.
  
  All percentage calculations set forth herein are based upon the aggregate of 21,197,187 Common Shares outstanding as of February 25, 2026, as reported in the Issuer Annual Report on Form 10-K filed with the SEC.
- PW Partners, LLC (CIK 0001594106): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 530,000; sole dispositive power 0; shared dispositive power 530,000; aggregate amount beneficially owned 530,000 (2.5% of the class)
  Comment: PW Partners, LLC beneficially owns an aggregate of 530,000 Common Shares.
  
  All percentage calculations set forth herein are based upon the aggregate of 21,197,187 Common Shares outstanding as of February 25, 2026, as reported in the Issuer Annual Report on Form 10-K filed with the SEC.
- PW Partners Capital Management LLC (CIK 0001594107): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 20,201; shared voting power 530,000; sole dispositive power 20,201; shared dispositive power 530,500; aggregate amount beneficially owned 550,701 (2.6% of the class)
  Comment: By virtue of being the investment manager of each of Atlas Fund LP (as defined below) and PW Partners, LLC, PW Partners Capital Management LLC (as defined below) may be deemed to beneficially own the Common Shares owned directly by Atlas Fund LP and PW Partners, LLC, aggregating 530,500 Common Shares.
  
  All percentage calculations set forth herein are based upon the aggregate of 21,197,187 Common Shares outstanding as of February 25, 2026, as reported in the Issuer Annual Report on Form 10-K filed with the SEC.
- Walsh Patrick (CIK 0001508045): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF), affiliate funds (AF), other (OO); sole voting power 20,201; shared voting power 530,500; sole dispositive power 20,201; shared dispositive power 530,500; aggregate amount beneficially owned 550,701 (2.6% of the class)
  Comment: By virtue of being the Managing Member and Chief Executive Officer of each of PW Partners, LLC and PW Partners Capital Management LLC and the Managing Member of Atlas Fund GP (as defined below), Mr. Walsh may be deemed to beneficially own the Common Shares owned directly by Atlas Fund LP and PW Partners, LLC. Mr. Walsh beneficially owns an aggregate of 550,701 Common Shares, consisting of (i) 20,201 Common Shares held directly by him and (ii) 530,500 Common Shares beneficially owned through such entities.
  
  All percentage calculations set forth herein are based upon the aggregate of 21,197,187 Common Shares outstanding as of February 25, 2026, as reported in the Issuer Annual Report on Form 10-K filed with the SEC.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, no par value
Name of issuer: BJs RESTAURANTS INC
Address of issuer's principal executive offices: 7755 CENTER AVENUE, SUITE 300, HUNTINGTON BEACH, California (CA), 92647

## Item 2. Identity and Background
Name of person filing: Patrick Dennis Walsh
Residence or business address:
c/o PW Partners Capital Management LLC
4300 S US-1
Jupiter, Florida 33477
Present principal occupation or employment: Mr. Walsh serves as the Managing Member and Chief Executive Officer of PW Partners, LLC and PW Partners Capital Management LLC, which are investment management firms. The principal business address of each such entity is 4300 S US-1, Jupiter, Florida 33477.
Criminal convictions in the last five years: No.
Civil proceedings (securities laws) in the last five years: No.
Citizenship: United States of America

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

During the past sixty days, the Reporting Persons effected sales of Common Shares of the Issuer in open market transactions as described in Item 5(c) of this Amendment and received proceeds from such sales.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons have engaged in transactions in the Common Shares of the Issuer as described in Item 5(c) of this Amendment. Such transactions consist primarily of sales of Common Shares effected in the ordinary course of managing the Reporting Persons investment in the Issuer.

As a result of the transactions described herein, including the sales described in Item 5(c), the Reporting Persons have reduced their beneficial ownership of the Common Shares of the Issuer to below five percent of the outstanding Common Shares.

Other than as described herein, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the matters described in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to formulate plans or proposals in the future with respect to the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Persons may be deemed to beneficially own an aggregate of 550,701 Common Shares, including 500 Common Shares held directly by PW Partners Atlas Fund LP, 530,000 Common Shares held directly by PW Partners, LLC, and 20,201 Common Shares held directly by Patrick Walsh. Such Common Shares represent approximately 2.6 percent of the outstanding Common Shares, based on 21,197,187 Common Shares outstanding as of February 25, 2026, as reported in the Issuer most recent Annual Report on Form 10-K.
Number of shares as to which each person has sole or shared power to vote or dispose:
The Reporting Persons have the following voting and dispositive power with respect to the Common Shares:

PW Partners Atlas Fund IV LP

Sole voting power: 0
Shared voting power: 0
Sole dispositive power: 0
Shared dispositive power: 0

PW Partners Atlas Fund LP

Sole voting power: 0
Shared voting power: 500
Sole dispositive power: 0
Shared dispositive power: 500

PW Partners Atlas Funds, LLC

Sole voting power: 0
Shared voting power: 500
Sole dispositive power: 0
Shared dispositive power: 500

PW Partners, LLC

Sole voting power: 0
Shared voting power: 530,000
Sole dispositive power: 0
Shared dispositive power: 530,000

PW Partners Capital Management LLC

Sole voting power: 0
Shared voting power: 530,500
Sole dispositive power: 0
Shared dispositive power: 530,500

Patrick Walsh

Sole voting power: 20,201
Shared voting power: 530,500
Sole dispositive power: 20,201
Shared dispositive power: 530,500
Transactions in the class effected during the past sixty days:
All transactions in Common Shares effected during the past sixty days by the Reporting Persons are set forth below. Unless otherwise indicated, such transactions were effected in the open market through a broker acting as agent and were unsolicited.

PW Partners Atlas Fund IV LP

On or about June 18, 2026, PW Partners Atlas Fund IV LP sold 38,105 Common Shares at an average price of 54.5942 per share.
On or about June 19, 2026, PW Partners Atlas Fund IV LP sold 16,225 Common Shares at an average price of 53.3401 per share.
On or about June 20, 2026, PW Partners Atlas Fund IV LP sold 413,670 Common Shares at an average price of 54.0635 per share.

PW Partners Atlas Fund LP

On or about May 1, 2026, PW Partners Atlas Fund LP sold 1,000 Common Shares at an average price of 37.7801 per share.
On or about May 14, 2026, PW Partners Atlas Fund LP sold 6,000 Common Shares at an average price of 42.8978 per share.
On or about May 15, 2026, PW Partners Atlas Fund LP sold 2,000 Common Shares at an average price of 41.8009 per share.
On or about May 16, 2026, PW Partners Atlas Fund LP sold 1,000 Common Shares at an average price of 41.5050 per share.
On or about May 19, 2026, PW Partners Atlas Fund LP sold 2,000 Common Shares at an average price of 41.7735 per share.
On or about June 3, 2026, PW Partners Atlas Fund LP sold 1,000 Common Shares at an average price of 44.1541 per share.
On or about June 4, 2026, PW Partners Atlas Fund LP sold 1,500 Common Shares at an average price of 44.1485 per share.

Patrick Walsh

On or about June 24, 2026, Mr. Walsh sold 40,000 Common Shares at an average price of 54.466758 per share.
On or about June 24, 2026, Mr. Walsh sold an aggregate of 1,400 Common Shares at prices ranging from approximately 53.68 to 54.055 per share, and purchased 100 Common Shares at a price of approximately 53.3652 per share.
On June 10, 2026, Mr. Walsh sold an aggregate of 200 Common Shares at prices ranging from approximately 48.415 to 48.4462 per share.
On June 9, 2026, Mr. Walsh sold 100 Common Shares at a price of approximately 44.9601 per share.
On June 4, 2026, Mr. Walsh sold 200 Common Shares at a price of approximately 44.2862 per share.
On May 19, 2026, Mr. Walsh sold 500 Common Shares at a price of approximately 41.6101 per share.
Between May 8, 2026 and May 15, 2026, Mr. Walsh sold an aggregate of 4,000 Common Shares at prices ranging from approximately 41.5084 to 42.84 per share.
On June 24, 2026, in connection with equity compensation arrangements, Mr. Walsh sold an aggregate of approximately 20,532 Common Shares at prices ranging from approximately 53.52 to 54.33 per share in connection with the vesting and disposition of restricted stock units.
On June 23, 2026, Mr. Walsh sold 8,805 Common Shares at a price of 53.375 per share in connection with a same day exercise and sale of stock options.

The foregoing transactions were effected in the ordinary course of trading or, where applicable, pursuant to the Issuer equity compensation arrangements. The prices set forth above reflect weighted average prices where applicable. The Reporting Persons undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased or sold at each separate price.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by the Reporting Persons, except to the extent of the pecuniary interest therein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As a result of the transactions described herein, the Reporting Persons ceased to be the beneficial owners of more than five percent of the outstanding Common Shares of the Issuer as of June 24, 2026.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: None

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None

## Signatures
- PW Partners Atlas Fund IV LP: /s/ Patrick Walsh, Managing Member and Chief Executive Officer (06/30/2026)
- PW Partners Atlas Fund LP: /s/ Patrick Walsh, Managing Member and Chief Executive Officer (06/30/2026)
- PW Partners Atlas Funds, LLC: /s/ Patrick Walsh, Managing Member and Chief Executive Officer (06/30/2026)
- PW Partners, LLC: /s/ Patrick Walsh, Managing Member and Chief Executive Officer (06/30/2026)
- PW Partners Capital Management LLC: /s/ Patrick Walsh, Manager (06/30/2026)
- Walsh Patrick: /s/ Patrick Walsh, Patrick Walsh (06/30/2026)